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Exhibit 12

THE BEAR STEARNS COMPANIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except for ratio)

	Fiscal Year Ended November 30, 2004	Fiscal Year Ended November 30, 2003	Fiscal Year Ended November 30, 2002	Fiscal Year Ended November 30, 2001	Fiscal Year Ended November 30, 2000
Earnings before taxes on income	$2,022,154	$1,772,269	$1,310,963	$934,444	$1,171,523
Add: Fixed Charges
Interest	1,609,019	1,400,953	1,762,580	3,793,998	4,772,286
Interest factor in rents	37,143	36,038	37,735	33,500	32,200

Total fixed charges	1,646,162	1,436,991	1,800,315	3,827,498	4,804,486

Earnings before fixed charges and taxes on income	$3,668,316	$3,209,260	$3,111,278	$4,761,942	$5,976,009

Preferred stock dividend requirements	42,214	48,084	53,142	59,074	59,264
Total combined fixed charges and preferred stock dividends	$1,688,376	$1,485,075	$1,853,457	$3,886,572	$4,863,750

Ratio of earnings to fixed charges	2.2	2.2	1.7	1.2	1.2

Ratio of earnings to combined fixed charges and preferred stock dividends	2.2	2.2	1.7	1.2	1.2

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THE BEAR STEARNS COMPANIES INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (In thousands, except for ratio)